SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                        AIR PACKAGING TECHNOLOGIES, INC.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                   008913204
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                                 (CUSIP Number)


                           J. Garry McAllister, Esq.
                          1291 W. 12600 So., Suite 102
                              Riverton, Utah 84065
                                 (801) 572-6610
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 29, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Moonlight Shadow Limited, ("Moonlight")
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Air Packaging Technologies, Inc., a Delaware corporation ("Air Packaging"). The address of the principal executive offices of Air Packaging is 25620 Rye Canyon Rd., Valencia, Ca. 91355


________________________________________________________________________________
Item 2.  Identity and Background.

     Moonlight Shadow Limited., a Nevada corporation
     Principal business and office address: 3230 East Flamingo Rd. , Suite 156, Las Vegas, Nv. 89121
     Principal business: investing in various real and personal property investments.
     During the last five years Moonlight has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     a.   Claudio Gianascio, President and sole Director
     b. Residential Address: La Pleta de Sant Pere 18B, El Tarter, Canillo, Andorra
     c.   Present principal occupation or employment: Retired
     d. During the last five years Mr. Gianascio has not been convicted in a criminal proceeding.
     e. During the last five years Mr. Gianascio has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     f.   Citizenship: Swiss

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     The securities acquired by Moonlight were acquired as a result of the conversion of a $400,000 convertible debenture into the common shares of Air Packaging. Said debenture was issued by Air Packaging to consolidate previous loans of cash & securities given to or on behalf of Air Packaging.


________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Moonlight acquired the unregistered common shares as a result of a business decision to convert its convertible debenture, having a fluctuating conversion price, at what it considers a favorable conversion price.

     (a) It is not anticipated that any additional Air Packaging securities will be acquired by Moonlight or that any Air Packaging securities will be disposed of by Moonlight.

     (b) None

     (c) None

     (d) None

     (e) None

     (f) None

     (g) None

     (h) None

     (i) None

     (j) None

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Moonlight beneficially owns 8,000,000 shares of Common Stock, which represents approximately 38.6% of the issued and outstanding shares of Common Stock.

     (b) Moonlight has sole power to vote or direct the vote and to dispose or direct the disposition of 8,000,000 shares of Common Stock.

     (c) Other than as set forth herein, there have been no transactions in Common Stock effected by Moonlight during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Moonlight.

     (e)  Not applicable.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Moonlight is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.



________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         None

________________________________________________________________________________



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  December 5, 2002
                                        ----------------------------------------
                                                         (Date)


                                                /s/ Claudio Gianascio
                                        ----------------------------------------
                                                       (Signature)


                                              Claudio Gianascio, President
                                        ----------------------------------------
                                                       (Name/Title)